HIVE Digital Technologies Completes
Acquisition of Paraguay's Yguazú Site,
Expanding Mining Capacity By 317%-From 6
EH/s to 25 EH/s in 2025

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated October 3, 2024 to its short form base shelf prospectus dated
September 11, 2024.

San Antonio, Texas--(Newsfile Corp. - March 18, 2025) - HIVE Digital Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: YO0) (the "Company" or "HIVE"), a global leader in sustainable data center infrastructure, is thrilled to announce the closing of its acquisition of Bitfarms Ltd.'s Yguazú 200- megawatt ("MW") hydro-powered facility in Paraguay. This strategic expansion marks a 317% increase in mining capacity, propelling HIVE from 6 Exahashes per second ("EH/s") today to a projected 25 EH/s by September 2025.

With this acquisition, HIVE now has a total of 300 MW of mining infrastructure in Paraguay, including its previously announced 100 MW project in Valenzuela, which is set for energization by June 2025. The company's global operational footprint will grow to 430 MW by Q3 2025, spanning Paraguay, Canada, and Sweden.

This milestone reinforces HIVE's commitment to 100% green hydroelectric energy while establishing itself as a dominant force in high-performance computing in Latin America. Paraguay provides low-cost hydroelectric power, a stable regulatory environment, and competitive operational costs, making it an ideal location for HIVE's rapid expansion.

Phased Development Plan for 200 MW Yguazú Site

The 200 MW Yguazú facility will be developed in two phases:

  Phase 1: Expected completion by April 1, 2025. Construction is 80% complete, with infrastructure nearly ready. This phase will add approximately 6 EH/s of hashrate, expected to be fully operational by Q2 2025. HIVE will assume the remaining payments for full energization.

  Phase 2: Expected completion by August 31, 2025. This phase will contribute 6.5 EH/s using hydro-cooled ASICs, enhancing efficiency and performance.

To achieve its ambitious 25 EH/s target, HIVE has secured ASICs for 15 EH/s of operational hashrate (including HIVE's existing 6.5 EH/s installed by March 2025 and the 8.6 EH/s order of Bitmain S21+ Hydro ASICs, announced in November 2024). Additional ASIC acquisitions will be announced in the coming months to support further growth. Once the 25 EH/s milestone is reached, HIVE targets a fleet-wide efficiency of 16.5 Joules per Terahash (J/TH), significantly reducing the cost of operations.

Strengthening U.S.-Paraguay Relations

Frank Holmes, Executive Chairman of HIVE, stated:

"This acquisition demonstrates our strategic focus on sustainable, high-growth expansion. Scaling our operations to 3% of the global network by September 2025, powered entirely by green energy, is a significant achievement. Paraguay's stability and economic policies-bolstered by President Santiago Peña's leadership and international experience-make it an excellent partner for HIVE. President Peña earned a Master's degree in Public Administration from Columbia University and worked at the International Monetary Fund (IMF) in Washington, D.C., demonstrating his deep ties to U.S. economic policy. Additionally, Paraguay maintains strong diplomatic and trade relationships with Taiwan and Israel, reinforcing its position as a key U.S. ally in Latin America.

HIVE's presence in Paraguay not only strengthens our sustainable energy strategy but also delivers direct economic benefits. Our operations contribute monthly U.S. dollar revenue to Paraguay's national utility company, ANDE, supporting local infrastructure and growth. With this expansion, HIVE is positioning itself as a major contributor to Paraguay's economic development while establishing regional leadership in Latin America's digital infrastructure industry."

Operational Excellence and Future Growth

Aydin Kilic, President and CEO of HIVE, commented:

"Our priority is delivering shareholder value while fostering sustainable local growth. This acquisition allows us to quadruple our capacity-from 6 EH/s to 25 EH/s in 2025-while maintaining one of the most energy-efficient operations in the industry. With a target efficiency of 16.5 J/TH fleet-wide, we are ensuring cost-effective, environmentally responsible operations.

Beyond technology, we are committed to investing in Paraguay's infrastructure, supporting education, and creating high-quality local jobs. Our 200 MW Yguazú facility was built to a high technical standard and provides additional 100 MW expansion potential. The regional substation we are drawing power from has 300 MW of capacity, and we have already installed placeholder infrastructure for additional transformers, should we decide to expand to a full 300 MW in the future."

Photo: 80 MVA transformer delivery to Yguazú

To view an enhanced version of this graphic, please visit:

https://images.newsfilecorp.com/files/5335/245021_34c6cf1194fa18e2_001full.jpg

Transaction Details

The acquisition, valued at $56 million, includes ownership of a 240 MVA substation with 200 MW of capacity, as well as all associated land and facilities. Key terms include:

  $25 million paid at closing.
  $31 million payable in equal installments over six months.

HIVE estimates the total net costs to complete the site to 200 MW will be $400,000 per MW upon completion.

Advisors and Counsel

Keefe, Bruyette & Woods, a Stifel Company, acted as the exclusive financial advisor to HIVE. Blue HF Legal LLP and BKM | Berkemeyer served as legal counsel to HIVE.

About HIVE Digital Technologies Ltd.

HIVE Digital Technologies Ltd. is a pioneering technology company advancing sustainable blockchain and AI infrastructure powered by green energy. As the first cryptocurrency miner to go public on the TSX Venture Exchange in 2017, HIVE has grown into a global leader in digital asset mining and AI computing. With operations in Canada, Sweden, and soon Paraguay, HIVE continues to innovate while reducing its environmental footprint.

For more information, visit hivedigitaltech.com, or connect with us on:

X: https://x.com/HIVEDigitalTech

YouTube: https://www.youtube.com/@HIVEDigitalTech

Instagram: https://www.instagram.com/hivedigitaltechnologies/

LinkedIn: https://linkedin.com/company/hiveblockchain

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information, please contact:

Nathan Fast, Director of Marketing and Branding

Frank Holmes, Executive Chairman

Aydin Kilic, President & CEO

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian and United States securities legislation and regulations that is based on expectations, estimates and projections as at the date of this news release. "Forward-Looking information" in this news release includes but is not limited to: the acquisition of the newsite in Paraguay and its potential, the timing of it becoming operational; business goals and objectives of the Company; the acquisition, deployment and optimization of the mining fleet and equipment; the continued viability of its existing Bitcoin mining operations; the receipt of government consents; and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: the inability to enter into a binding agreement and complete the acquisition of the Paraguay site on the terms as announced or at all; the inability to complete the construction of the Paraguay acquisition on an economic and timely basis and achieve the desired operational performance; the ongoing support and cooperation of local authorities and the Government of Paraguay; the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the regulatory environment for cryptocurrency in Canada, the United States and the countries where our mining facilities are located; economic dependence on regulated terms of service and electricity rates; the speculative and competitive nature of the technology sector; dependency on continued growth in blockchain and cryptocurrency usage; lawsuits and other legal proceedings and challenges; government regulations; the global economic climate; dilution; future capital needs and uncertainty of additional financing, including the Company's ability to utilize the Company's ATM Program and the prices at which the Company may sell Common Shares in the ATM Program, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of electricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company's electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company's profitability; the ability to complete current and future financings, any regulations or laws that will prevent the Company from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of pandemics on the business of the Company, including but not limited to the effects of pandemics on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or lawthat will prevent the Company from operating its business, or make it more costly to do so; and other related risks as more fully set out in the Company's disclosure documents under the Company's filings at www.sec.gov/EDGAR and www.sedarplus.ca.

The forward-looking information in this news release reflects the Company's current expectations, assumptions, and/or beliefs based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's objectives, goals or future plans, the timing thereof and related matters. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance, and accordingly, undue reliance should not be put on such information due to its inherent uncertainty. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, other than as required by law.

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